                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                       ASPEN IMAGING INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   045301108
                                 (CUSIP Number)

Stephen R. Kalette, 3830 Kelley Avenue, Cleveland OH 44114 (216) 881-5300 X3200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)


                               Page 1 of 7 Pages

CUSIP No. 045301108                    13D                    Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Buckeye Business Products, Inc. Division of Bobbie Brooks, Incorporated

2   Check the Appropriate Box if a member of a Group*             (a)  /   /

                                                                  (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         WC, OO, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2e)
                                                                       /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     None
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    2,460,188
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             None

                   10   SHARED DISPOSITIVE POWER

                             2,460,188

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,460,188

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              61.7%

14  TYPE OF REPORTING PERSON*

              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 045301108                    13D                    Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert H. Kanner

2   Check the Appropriate Box if a member of a Group*             (a)  /   /

                                                                  (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         PF, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2e)
                                                                       /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     None
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    2,460,188
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             None

                   10   SHARED DISPOSITIVE POWER

                             2,460,188

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,460,188

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              61.7%

14  TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 045301108                    13D                    Page 4 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pubco Corporation

2   Check the Appropriate Box if a member of a Group*             (a)  /   /

                                                                  (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (2e)

                                                                       /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     None
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    2,460,188
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             None

                   10   SHARED DISPOSITIVE POWER

                             2,460,188

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,460,188

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              61.7%

14  TYPE OF REPORTING PERSON*

              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

 ITEM 3.  Source and Amount of Funds and Other Consideration.
          ---------------------------------------------------

    The Schedule 13D is amended to reflect purchases, in privately negotiated and open market transactions, of additional shares of the Issuer's Common Stock by the Buckeye Business Products, Inc. Division of Bobbie Brooks, Incorporated ("Buckeye"). The Purchase Prices were derived from working capital resources of Buckeye. These purchases increased the percentage of the Issuer's shares owned by Buckeye.

    The Schedule 13D is also amended to correct an error in Amendment No. 2 to Schedule 13D filed December 11, 1995 in which Buckeye's holdings of the Issuer's shares was overstated by 2,000.

ITEM 4.  Purpose of Transactions.
         ------------------------

    The purpose of the purchases by Buckeye was to increase Buckeye's percentage ownership in the stock of the Issuer. Buckeye, its 91% stockholder Pubco Corporation ("Pubco"), and/or Pubco's principal stockholder Robert H. Kanner ("Kanner") might purchase additional shares of stock of the Issuer at some time or times in the future.

    On October 24, 1995, Pubco announced that it had made separate proposals to Bobbie Brooks, Incorporated ("Brooks") and to the Issuer, which if accepted, would result in Pubco owning 100% of Brooks and the assets of Issuer, and the stockholders of Brooks and the Issuer receiving Pubco Common Stock.

    The proposal made to Brooks would provide for the merger of Brooks into a wholly owned subsidiary of Pubco and the conversion of each six shares of Brooks' Common Stock into one share of Pubco Common Stock. The proposal made to the Issuer would provide for the acquisition of the assets of the Issuer by a wholly owned subsidiary of Pubco for Pubco Common Stock and the distribution to former stockholders of the Issuer of one share of Pubco Common Stock for each seven shares of the Issuer's Common Stock owned by them.

    The proposals are subject to the approval of Pubco's stockholders and the approval of the Board of Directors and stockholders of each of Brooks and the Issuer, after each of those companies has received advice from its independent financial advisor.

ITEM 5.  Interest in Securities of the Issuer.
         -------------------------------------

    (a) The Schedule 13D is amended to reflect that Buckeye acquired 473,500 additional shares of the Issuer's Common Stock on December 12, 1995 in a privately negotiated transaction for $1.00 per share.

         The Schedule 13D is also amended to reflect that Buckeye acquired 5,300 additional shares of the Issuer's Common Stock in the open market on December 11, 1995 at $0.71875 per share, plus a commission of $0.02525 per share, for an aggregate purchase price of approximately $3,945.13.


                            Page 5 of 7 Pages

         As a result of the above transactions, Buckeye is now the owner of an aggregate of 2,460,188 shares of the Issuer's 3,988,756 outstanding shares of Common Stock.

         The privately negotiated and open market purchases by Buckeye of additional shares of the Issuer's Common Stock have resulted in an increase in the percentage of the Issuer's issued and oustanding Common Stock owned by Buckeye to approximately 61.7%.

    (b) Buckeye, Kanner and Pubco may be deemed to have shared power to vote and to dispose or to direct the disposition of all of the Issuer's shares owned by Buckeye.

    (c) Other than as set forth above, and the 249,000 shares of the Issuer's Common Stock acquired by Buckeye on December 1, December 6, and December 8, 1995 which acquisitions were reported in Amendment No. 2 to Schedule 13D filed with the Commission on December 11, 1995, none of Buckeye, Pubco or Kanner had effected any transactions in the Issuer's Common Stock during the 60 days preceeding the event requiring the filing of this Amended Schedule 13D.

    (d) Neither Kanner nor Pubco own any of the Issuer's shares of record. Kanner is the majority stockholder of Pubco and Pubco is the controlling stockholder of Brooks and as such, Kanner and Pubco may be deemed to be the owner of the Issuer's shares owned by Buckeye. Buckeye, Pubco and Kanner may be deemed to have shared power to vote and to dispose or to direct the disposition of all of the Issuer's shares owned by Buckeye.


ITEM 7.  Material to be Filed as Exhibits.

         None

EXCEPT AS SET FORTH ABOVE, THE SCHEDULE 13D, AS PREVIOUSLY AMENDED, TO WHICH THIS AMENDMENT RELATES, REMAINS UNCHANGED.


                            Page 6 of 7 Pages

                            SIGNATURES



    After resasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BUCKEYE BUSINESS PRODUCTS, INC.
                                  Division of BOBBIE BROOKS, INCORPORATED


December 13, 1995                 By /s/ Robert H. Kanner
                                    ---------------------------------
                                    Robert H. Kanner, Chairman & CEO


                                  PUBCO CORPORATION


December 13, 1995                 By /s/ Robert H. Kanner
                                    ---------------------------------
                                    Robert H. Kanner, President



December 13, 1995                    /s/ Robert H. Kanner
                                  ----------------------------------
                                    Robert H. Kanner, individually













                            Page 7 of 7 Pages